Exhibit 99.1

Seawell - Share capital increase - exercise of options
Hamilton, Bermuda (April 6, 2011)

In connection with Seawell's option program, 358,667 options have been exercised at an average strike price of NOK 16.02 per share. After this transaction, the total number of options outstanding in Seawell Limited is 9,526,370.

In connection with the exercised options, Seawell Limited has issued 358,667 common shares. The authorized share capital of Seawell Limited is USD 1,200,000,000 divided into 600,000,000 common shares of par value USD 2.00 each. Fully paid and outstanding share capital of Seawell Limited following the share capital increase is USD 646,719,742 divided into 323,359,871 fully paid common shares of par value of USD 2.00 each.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)